Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The financial information in this Form 6-K concerning TOTAL S.A. and its subsidiaries and affiliates (collectively, “TOTAL” or the “Group”) with respect to the first quarter ended March 31, 2018, has been derived from TOTAL’s unaudited consolidated financial statements for the first quarter ended March 31, 2018 included in this exhibit. The following discussion should be read in conjunction with the aforementioned financial statements and with the information, including TOTAL’s audited consolidated financial statements and related notes, provided in TOTAL’s Annual Report on Form 20-F for the year ended December 31, 2017, filed with the Securities and Exchange Commission (“SEC”) on March 16, 2018.

A.	KEY FIGURES

in millions of dollars (except earnings per share and number of shares)	1Q18	4Q17	1Q17	1Q18 vs 1Q17
Non-Group sales	49,611	47,351	41,183	+20%
Adjusted(a) net operating income from business segments
• Exploration & Production	2,183	1,805	1,382	+58%
• Gas, Renewables & Power	115	232	61	+89%
• Refining & Chemicals	720	886	1,023	-30%
• Marketing & Services	367	436	301	+22%
Net income (loss) from equity affiliates and other items	484	657	548	-12%
Fully-diluted earnings per share ($)	0.99	0.37	1.13	-12%
Fully-diluted weighted-average shares (millions)	2,568	2,536	2,457	+4%
Net income (Group share)	2,636	1,021	2,849	-7%
Investments(b)	6,724	5,103	3,678	+83%
Divestments(c)	2,585	1,467	2,898	-11%
Net investments(d)	4,139	3,638	780	x5.3
Organic investments(e)	2,620	4,442	2,944	-11%
Resource acquisitions(f)	3,474	107	12	n/a
Cash flow from operations	2,081	8,615	4,701	-56%
Including:
• (increase)/decrease in working capital(g)	(3,222)	2,206	(54)	x60
• financial charges	(298)	(278)	(215)	39%

(a)	Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. See “Analysis of business segment results” below for further details.
(b)	Including acquisitions and increases in non-current loans.
(c)	Including divestments and reimbursements of non-current loans.
(d)	“Net investments” = gross investments - divestments - repayment of non-current loans - other operations with non-controlling interests.
(e)	“Organic investments” = net investments excluding acquisitions, asset sales and other operations with non-controlling interests.
(f)	“Resource acquisitions” = acquisition of a participating interest in an oil and gas mining property by way of assignment of rights and obligations in the corresponding permit or license and related contracts, with a view to producing the recoverable oil and gas.
(g)	The change in working capital as determined using the replacement cost method was $(3,289) million in 1Q18, $2,260 million in 4Q17 and $14 million in 1Q17.

B.	ANALYSIS OF BUSINESS SEGMENT RESULTS

The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision-maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualifying as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. In certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to recur in following years.

In accordance with IAS 2, the Group values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method in order to facilitate the comparability of the Group’s results with those

1

of its competitors and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results under the FIFO and replacement cost methods.

The effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS, which requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories recorded at their fair value based on forward prices. Furthermore, TOTAL, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in the Group’s internal economic performance. IFRS, by requiring accounting for storage contracts on an accrual basis, precludes recognition of this fair value effect.

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in TOTAL’s interim consolidated financial statements, see pages 19-22 and 34-37 of this exhibit.

The Group measures performance at the segment level on the basis of adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.

As of January 1, 2018, the reporting of the cash flow from operations at the segment level changed due to the transfer of financial charges to the Corporate segment. The Corporate segment includes the Group’s holdings operating and financial activities. As a result of this change in reporting, the 2017 comparative information have been restated at the segment level.

B.1.	Exploration & Production segment

•	Environment — liquids and gas price realizations(*)

	1Q18	4Q17	1Q17	1Q18 vs 1Q17
Brent ($/b)	66.8	61.3	53.7	+24%
Average liquids price ($/b)	60.3	57.6	49.2	+23%
Average gas price ($/Mbtu)	4.73	4.23	4.10	+15%
Average hydrocarbons price ($/boe)	47.3	43.3	37.9	+25%

(*)	Consolidated subsidiaries, excluding fixed margins.

The average liquids differential deteriorated by $2/b due mainly to very weak prices achieved for bitumen production in Canada where production increased significantly with the startup of Fort Hills.

•	Production

Hydrocarbon production	1Q18	4Q17	1Q17	1Q18 vs 1Q17
Combined production (kboe/d)	2,703	2,613	2,569	+5%
• Liquids (kb/d)	1,481	1,389	1,303	+14%
• Gas (Mcf/d)	6,664	6,832	6,894	-3%
2

Hydrocarbon production was 2,703 thousand barrels of oil equivalent per day (kboe/d) in the first quarter 2018, an increase of more than 5% compared to 2017, due to the following:

•	+7% due to new start-ups and ramp-ups, notably Moho Nord, Yamal LNG, Edradour-Glenlivet, Kashagan, Fort Hills and Libra;

•	0% portfolio effect. The integration of Al-Shaheen in Qatar, the assets of Maersk Oil, Waha in Libya and Lapa and Iara fields in Brazil were offset by the expiration of the Mahakam permit in Indonesia at the end of 2017;

•	+1% related to improved security conditions in Libya and Nigeria;

•	-3% due to the PSC price effect(1), natural field decline and production quotas.

•	Results

in millions of dollars, except effective tax rate	1Q18	4Q17	1Q17	1Q18 vs 1Q17
Non-Group sales	2,467	2,185	2,103	+17%
Operating income	2,996	(5)	(104)	n/a
Net income (loss) from equity affiliates and other items	641	348	190	x3.4
Effective tax rate(*)	48.1%	42.8%	41.9%
Tax on net operating income	(1,550)	(537)	(439)	x3.5
Net operating income	2,087	(194)	(353)	n/a
Adjustments affecting net operating income	96	1,999	1,735	-95%
Adjusted net operating income(**)	2,183	1,805	1,382	+58%
• Including income from equity affiliates	446	419	315	+42%
Investments	5,871	3,490	2,636	+123%
Divestments	2,251	1,334	113	x20
Organic investments	2,057	3,120	2,506	-18%

(*)	“Effective tax rate” = tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments – impairment of goodwill + tax on adjusted net operating income).
(**)	Detail of adjustment items shown in the business segment information starting on page 19 of this exhibit.

Exploration & Production segment’s adjusted net operating income was $2,183 million in the first quarter 2018, an increase of close to 60% compared to the first quarter 2017. Production growth and cost reduction efforts helped capture the benefit of higher oil and gas prices, despite an increase in tax rate to 48% in line with increasing hydrocarbon prices.

Adjusted net operating income for the Exploration & Production segment excludes special items, as further detailed on page 27 of this exhibit. In the first quarter 2018, the exclusion of special items had a positive impact on the segment’s adjusted net operating income of $96 million, compared to a positive impact of $1,735 million in the first quarter 2017.

The segment’s cash flow from operating activities excluding financial charges was $3,569 million in the first quarter 2018, an increase of 27% compared to $2,801 million in the first quarter 2017. In the first quarter 2018, operating cash flow excluding the change in working capital at replacement cost and without financial charges was $4,265 million(2), an increase of 28% compared to $3,336 million in the first quarter 2017 due to the same factors explaining the increase in the segment’s adjusted net operating income. The segment generated $2.2 billion of cash flow after organic investments in the first quarter 2018.

(1)	The “price effect” refers to the impact of changing hydrocarbon prices on entitlement volumes from production sharing and buyback contracts. For example, as the price of oil or gas increases above certain pre-determined levels, TOTAL’s share of production normally decreases.
(2)	Operating cash flow excluding the change in working capital at replacement cost provides information on underlying cash flow without the short-term impacts of changes in inventory and other working capital elements at replacement cost. For information on the replacement cost method, refer to the introduction to “B. Analysis of business segment results”, above.
3

B.2.	Gas, Renewables & Power segment

•	Results

in millions of dollars	1Q18	4Q17	1Q17	1Q18 vs 1Q17
Non-Group sales	4,091	4,083	3,197	+28%
Operating income	(37)	(310)	(35)	-6%
Net income (loss) from equity affiliates and other items	34	51	(45)	n/a
Tax on net operating income	(15)	(86)	(37)	-59%
Net operating income	(18)	(345)	(117)	+85%
Adjustments affecting net operating income	133	577	178	-25%
Adjusted net operating income(*)	115	232	61	+89%
Investments	249	306	315	-21%
Divestments	78	46	4	x19.5
Organic investments	77	85	102	-25%

(*)	Detail of adjustment items shown in the business segment information starting on page 19 of this exhibit.

Adjusted net operating income for the Gas, Renewables & Power segment was $115 million in the first quarter 2018, an increase of 89% compared to the first quarter 2017, notably due to improved performance of solar activities, compared to $61 million in the first quarter 2017.

Adjusted net operating income for the Gas, Renewables & Power segment excludes special items, as further detailed on page 27 of this exhibit. The exclusion of special items in the first quarter 2018 had a positive impact on the segment’s adjusted net operating income of $133 million, compared to a positive impact of $178 million in the first quarter 2017.

The segment’s cash flow from operating activities excluding financial charges was $(179) million in the first quarter 2018 compared to $140 million in the first quarter 2017. In the first quarter 2018, operating cash flow excluding the change in working capital at replacement cost and without financial charges was $49 million, an increase of 40% compared to $35 million in the first quarter 2017.

B.3.	Refining & Chemicals segment

•	Refinery throughput and utilization rates(*)

	1Q18	4Q17	1Q17	1Q18 vs 1Q17
Total refinery throughput (kb/d)	1,832	1,842	1,917	-4%
• France	624	648	625	—
• Rest of Europe	746	784	799	-7%
• Rest of world	462	410	493	-6%
Utilization rates based on crude only(**)	87%	91%	91%

(*)	Includes share of TotalErg and African refineries reported in the Marketing & Services segment.
(**)	Based on distillation capacity at the beginning of the year.

Refinery throughput decreased by 4% in the first quarter 2018 compared to the first quarter 2017, notably as a result of the first major shutdown on one of two distillation trains at SATORP in Saudi Arabia, during which the capacity was increased by more than 10%, as well as operational difficulties on the Antwerp platform related to the start-up of Optara and the beginning of major turnaround activities on the largest distillation train.

•	Results

in millions of dollars, except the ERMI	1Q18	4Q17	1Q17	1Q18 vs 1Q17
European refining margin indicator - ERMI ($/t)	25.6	35.5	38.9	-34%
Non-Group sales	21,739	20,661	18,574	+17%
Operating income	656	1,248	1,054	-38%
Net income (loss) from equity affiliates and other items	128	199	2,453	-95%
Tax on net operating income	(104)	(67)	(356)	-70%
Net operating income	680	1,380	3,151	-78%
Adjustments affecting net operating income	40	(494)	(2,128)	+102%
Adjusted net operating income(*)	720	886	1,023	-30%
Investments	332	710	266	+25%
Divestments	25	36	2,740	-99%
Organic investments	308	684	222	+39%

(*)	Detail of adjustment items shown in the business segment information starting on page 19 of this exhibit.
4

The Group’s European refining margin indicator (“ERMI”) decreased by 34% to $25.6/t on average in the first quarter 2018, mainly due to an increase in oil prices and reduced seasonal demand, compared to $38.9/t in the first quarter 2017.

In this context, adjusted net operating income from the Refining & Chemicals segment was $720 million in the first quarter 2018, a decrease of 30% compared to the first quarter 2017.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. In the first quarter 2018, the exclusion of the inventory valuation effect had a positive impact on the segment’s adjusted net operating income of $23 million compared to a negative impact of $58 million in the first quarter 2017. The exclusion of special items in the first quarter 2018 had a positive impact on the segment’s adjusted net operating income of $17 million, compared to a negative impact of $2,070 million in the first quarter 2017, consisting essentially of the gain on the sale of Atotech.

The segment’s cash flow from operating activities excluding financial charges was $(1,109) million in the first quarter 2018 compared to $1,762 million in the first quarter 2017. In the first quarter 2018, operating cash flow excluding the change in working capital at replacement cost and without financial charges was $920 million, a decrease of 11% compared to $1,031 million in the first quarter 2017.

B.4.	Marketing & Services segment

•	Petroleum product sales

Sales in kb/d(*)	1Q18	4Q17	1Q17	1Q18 vs 1Q17
Total Marketing & Services sales	1,801	1,821	1,728	+4%
• Europe	993	1,046	1,039	-4%
• Rest of world	808	775	689	+17%

(*)	Excludes trading and bulk refining sales (see page 10 of this exhibit); includes share of TotalErg.

Petroleum product sales increased by 4% compared to a year ago, notably due to strong growth in Asia and Africa, thanks in part to the integration of GAPCO’s logistics and distribution activities in East Africa. European volumes decreased mainly due to the sale of TotalErg in Italy.

•	Results

in millions of dollars	1Q18	4Q17	1Q17	1Q18 vs 1Q17
Non-Group sales	21,308	20,419	17,298	+23%
Operating income	357	511	374	-5%
Net income (loss) from equity affiliates and other items	86	76	30	x2.9
Tax on net operating income	(103)	(157)	(108)	n/a
Net operating income	340	430	296	+15%
Adjustments affecting net operating income	27	6	5	x5.4
Adjusted net operating income(*)	367	436	301	+22%
Investments	228	570	439	-48%
Divestments	228	45	36	x6.3
Organic investments	136	533	95	+43%

(*)	Detail of adjustment items shown in the business segment information starting on page 19 of this exhibit.
5

Adjusted net operating income was $367 million in the first quarter 2018, an increase of 22% compared to the first quarter 2017. Volume growth allowed the Group to take full advantage of consistently good margins.

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items. In the first quarter 2018, the exclusion of the inventory valuation effect had a positive impact on the segment’s adjusted net operating income of $27 million compared to a positive impact of $5 million in the first quarter 2017. The exclusion of special items in the first quarter 2018 had no impact on the segment’s adjusted net operating income, similar to the first quarter 2017.

The segment’s cash flow from operating activities excluding financial charges was $(60) million in the first quarter 2018 compared to $331 million in the first quarter 2017. In the first quarter 2018, operating cash flow excluding the change in working capital at replacement cost and without financial charges was $430 million, compared to $429 million in the first quarter 2017.

C.	GROUP RESULTS

•	Net income (Group share)

Net income (Group share) in the first quarter 2018 was $2,636 million compared to $2,849 million in the first quarter 2017, a decrease of 7.5%.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value.

Total adjustments affecting net income (Group share) were $(248) million in the first quarter 2018(1).

Adjusted net income (Group share) was $2,884 million in the first quarter 2018, an increase of 13% compared to the first quarter 2017. The increase was due to the performance of the segments which increased by 22%. The net cost of the net debt increased compared to last year, mainly due to the increase in dollar interest rates.

The number of fully-diluted shares was 2,632 million on March 31, 2018, compared to 2,458 million on March 31, 2017.

Following the February 2018 announcements made in the fourth quarter 2017 earnings results and the February 8, 2018 press release about shareholder return and the Group’s growth strategy, the Group proceeded to buy back 9.8 million shares in the first quarter for cancellation. The buyback is comprised of repurchasing all shares issued in the quarter as scrip dividend to eliminate dilution as well as an additional repurchase of shares for $294 million to return to shareholders some benefit resulting from higher oil prices .

•	Divestments — acquisitions

Asset sales completed in the first quarter 2018 were $2,169 million, comprised mainly of the sale of the higher-cost Martin Linge field in Norway, an interest in Fort Hills in Canada and the marketing activities of TotalErg in Italy, compared to $2,711 million in the first quarter 2017 essentially comprised of the sale of Atotech.

Acquisitions completed in the first quarter 2018 were $3,688 million, comprised mainly of the acquisition of interests in the deep-offshore fields of Iara and Lapa in Brazil, interests in two new 40-year concessions in offshore Abu Dhabi, and the acquisition of 16.3% in the Waha field in Libya, net of the cash attained from the consolidation of Maersk Oil, compared to $547 million in the first quarter 2017.

•	Cash flow

The Group’s cash flow from operating activities was $2,081 million in the first quarter 2018, a decrease of 56% compared to $4,701 million in the first quarter 2017. The change in working capital at replacement cost for the first quarter 2018, which is the (increase)/decrease in working capital of $(3,222) million as determined in accordance with IFRS adjusted for the pre-tax inventory valuation effect of $(67) million, was $(3,289) million, compared to $(14) million in the first quarter 2017. In the first quarter 2018, operating cash flow excluding the change in working capital at replacement cost was $5,370 million, an increase of 15% compared to $4,687 million in the first quarter 2017. In the first quarter 2018, operating cash flow excluding the change in working capital at replacement cost and without financial charges was $5,668 million, an increase of 16% compared to $4,902 million in the first quarter 2017. The Group’s net cash flow(1) was $1,231 million in the first quarter 2018, compared to $3,907 million in the first quarter 2017. The 15% increase in operating cash flow before working capital changes funded net investments, which increased by almost $3.4 billion essentially linked to the significant acquisitions mentioned above closed in the first quarter 2018 ($3.7 billion).

(1)	Details shown on pages 11 and 26-28 of this exhibit.
(2)	“Net cash flow” = operating cash flow before working capital changes -net investments (including other transactions with non-controlling interests).
6

D.	RETURN ON EQUITY

Return on equity for the twelve months ended March 31, 2018, was 10%, an increase of 0.6 percentage points compared to the same period a year ago.

in millions of dollars	04/01/2017 - 03/31/2018	01/01/2017 - 12/31/2017	04/01/2016 - 3/31/2017
Adjusted net income	11,150	10,762	9,363
Average adjusted shareholders’ equity	111,522	106,078	99,784
Return on equity (ROE)	10.0%	10.1%	9.4%

Return on average capital employed was 9.1% for the twelve months ended March 31, 2018, an increase of 1.1 percentage points compared to the same period a year ago, despite the dilutive effect of including all the capital employed related to Maersk Oil but results for only the month of March .

in millions of dollars	04/01/2017 - 03/31/2018	01/01/2017 - 12/31/2017	04/01/2016 - 3/31/2017
Adjusted net operating income	12,428	11,958	10,245
Average capital employed	136,384	127,574	128,282
ROACE	9.1%	9.4%	8.0%

E.	SENSITIVITIES 2018(*)

	Scenario retained	Change	Estimated impact on adjusted net operating income	Estimated impact on cash flow from operations
Dollar	$1.2/€	+/- $0.1 per €	-/+ $0.1 B	≈ $0 B
Brent	$50/b	+/- $10/b(**)	+/- $2.3 B	+/- $2.8 B
European refining margin indicator (ERMI)	$35/t	+/- $10/t	+/- $0.5 B	+/- $0.6 B

(*)	Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about the Group’s portfolio in 2018. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals.
(**)	Assumes constant liquids price differentials.

F.	SUMMARY AND OUTLOOK

Since the start of the second quarter 2018, Brent has traded at around $70/b in a context of sustained demand growth and inventory reduction. The environment remains nevertheless volatile with persistent uncertainty around the evolution of global supply.

The Group rigorously maintains its discipline on costs. The Opex target of $5.5/boe is maintained for 2018. The cost reduction program is ongoing with an objective of more than $4 billion in 2018. The Group’s organic breakeven point continues to decrease, with a target of $25/b this year.

The Group continues to invest in profitable projects and take advantage of a favorable cost environment. An investment level of $15-17 billion (organic and acquisitions net of asset sales) is confirmed for 2018.

Production growth should surpass the 2018 target of 6%, thanks to the start-ups and ramp-ups of new projects, as well as the integration of recently acquired assets, supporting the 2016-22 target of 5% per year on average.

7

The start-up of cash-accretive projects plus the full contribution of new assets, mainly Maersk Oil, should continue to feed the growth in cash flow for the rest of the year 2018.

Since the start of the second quarter, refining margins are higher at around $30/t. Scheduled maintenance has affected refineries utilization rates since mid-March, mainly on the petrochemical side of the Normandy platform and on one of two refining trains at the Antwerp platform.

In line with announcements on the shareholder return policy, the Group will buy back dividend scrip shares issued this year to eliminate any dilution. In addition, the Group will continue to buy back up to $5 billion of shares over the period 2018-20 so that shareholders benefit from the free cash flow. The dividend will be increased by 10% over the next three years to reach 2.72 euros per share in 2020.

8

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TOTAL, and may be preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “targets”, “estimates” or similar expressions.

Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TOTAL’s future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TOTAL’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

You should understand that various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause results to differ materially from those expressed in such forward-looking statements, including:

•	material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;
•	changes in currency exchange rates and currency devaluations;
•	the success and the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TOTAL;
•	uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;
•	uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;
•	changes in the current capital expenditure plans of TOTAL;
•	the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;
•	the financial resources of competitors;
•	changes in laws and regulations, including tax and environmental laws and industrial safety regulations;
•	the quality of future opportunities that may be presented to or pursued by TOTAL;
•	the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;
•	the ability to obtain governmental or regulatory approvals;
•	the ability to respond to challenges in international markets, including political or economic conditions, including international armed conflict, and trade and regulatory matters;
•	the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;
•	changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;
•	the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and
•	the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

For additional factors, you should read the information set forth under “Item 3 Key Information”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TOTAL’s Form 20-F for the year ended December 31, 2017.

9

OPERATING INFORMATION BY SEGMENT

•	Exploration & Production

Combined liquids and gas production by region (kboe/d)	1Q18	4Q17	1Q17	1Q18 vs 1Q17
Europe and Central Asia	886	764	806	+10%
Africa	673	659	635	+6%
Middle East and North Africa	639	595	534	+20%
Americas	371	356	334	+11%
Asia Pacific	134	239	259	-48%
Total production	2,703	2,613	2,569	+5%
• Includes equity affiliates	724	656	645	+12%

Liquids production by region (kb/d)	1Q18	4Q17	1Q17	1Q18 vs 1Q17
Europe and Central Asia	299	265	271	+10%
Africa	503	501	485	+4%
Middle East and North Africa	501	457	392	+28%
Americas	165	137	126	+31%
Asia Pacific	13	29	29	-56%
Total production	1,481	1,389	1,303	+14%
• Includes equity affiliates	304	311	264	+15%

Gas production by region (Mcf/d)	1Q18	4Q17	1Q17	1Q18vs 1Q17
Europe and Central Asia	3,157	2,657	2,891	+9%
Africa	857	980	713	+20%
Middle East and North Africa	761	759	787	-3%
Americas	1,158	1,225	1,171	-1%
Asia Pacific	731	1,211	1,332	-45%
Total production	6,664	6,832	6,894	-3%
• Includes equity affiliates	2,257	2,022	2,015	+12%

Liquefied natural gas	1Q18	4Q17	1Q17	1Q18 vs 1Q17
LNG sales(*) (Mt)	2.50	2.62	2.99	-16%

(*)	Sales, Group share, excluding trading; 2017 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2017 SEC coefficient.

•	Downstream (Refining & Chemicals and Marketing & Services)

Petroleum product sales by region (kb/d)(*)	1Q18	4Q17(*)	1Q17(*)	1Q18 vs 1Q17
Europe(**)	1,902	2,000	2,135	-11%
Africa	754	639	564	+34%
Americas	760	476	576	+32%
Rest of world	680	727	757	-10%
Total consolidated sales	4,096	3,842	4,033	+2%
• Includes bulk sales	570	587	616	-7%
• Includes trading	1,725	1,434	1,689	+2%

(*)	4Q17 and 1Q17 data restated.
(**)	Includes share of TotalErg.
10

ADJUSTMENT ITEMS

•	Adjustments to net income (Group share)

in millions of dollars	1Q18	4Q17	1Q17
Special items affecting net income (Group share)	(195)	(2,218)	236
• Gain (loss) on asset sales	(101)	188	2,139
• Restructuring charges	(21)	(5)	(5)
• Impairments	(12)	(2,060)	(1,718)
• Other	(61)	(341)	(180)
After-tax inventory effect: FIFO vs. replacement cost	(45)	354	55
Effect of changes in fair value	(8)	13	0
Total adjustments affecting net income	(248)	(1,851)	291

INVESTMENTS — DIVESTMENTS

in millions of dollars	1Q18	4Q17	1Q17	1Q18 vs 1Q17
Organic Investments	2,620	4,442	2,944	-11%
• Capitalized exploration	111	181	111	—
• Increase in non-current loans	171	207	158	+8%
• Repayment of non-current loans	(416)	(348)	(187)	+122%
Acquisitions	3,688	313	547	x6.7
Asset sales	2,169	1,119	2,711	-20%
Other transactions with non-controlling interests	—	(2)	—	n/a
Net investments	4,139	3,638	780	x5.3
11

GEARING RATIOS

in millions of dollars	03/31/2018	12/31/2017	03/31/2017
Current borrowings	14,909	11,096	13,582
Net current financial assets	(1,920)	(3,148)	(3,694)
Net financial assets classified as held for sale	—	—	(2)
Non-current financial debt	40,257	41,340	42,017
Hedging instruments of non-current debt	(1,154)	(679)	(877)
Cash and cash equivalents	(30,092)	(33,185)	(27,526)
Net debt (a)	22,000	15,424	23,500
Shareholders’ equity – Group share	121,187	111,556	103,831
Non-controlling interests	2,499	2,481	2,823
Shareholders’ equity (b)	123,686	114,037	106,654
Net-debt-to-equity ratio = a/b	17.8%	13.5%	22.0%
Net-debt-to-capital ratio = a/(a+b)	15.1%	11.9%	18.1%

RETURN ON AVERAGE CAPITAL EMPLOYED

•	Twelve months ended March 31, 2018

in millions of dollars	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services
Adjusted net operating income	6,786	539	3,487	1,742
Capital employed at 03/31/2017(*)	106,937	5,036	11,130	6,331
Capital employed at 03/31/2018(*)	119,035	5,237	13,428	7,409
ROACE	6.0%	10.5%	28.4%	25.4%

(*)	At replacement cost (excluding after-tax inventory effect).

•	Full-year 2017

in millions of dollars	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services
Adjusted net operating income	5,985	485	3,790	1,676
Capital employed at 12/31/2016(*)	107,617	4,976	11,618	5,884
Capital employed at 12/31/2017(*)	107,921	4,692	11,045	6,929
ROACE	5.6%	10.0%	33.4%	26.2%

(*)	At replacement cost (excluding after-tax inventory effect).

Twelve months ended March 31, 2017

in millions of dollars	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services
Adjusted net operating income	4,213	427	4,088	1,571
Capital employed at 03/31/2016(*)	104,826	4,669	12,555	5,836
Capital employed at 03/31/2017(*)	106,937	5,036	11,130	6,331
ROACE	4.0%	8.8%	34.5%	25.8%

(*)	At replacement cost (excluding after-tax inventory effect).
12

MAIN INDICATORS

Chart updated around the middle of the month following the end of each quarter.

	€/$	Brent ($/b)	Average liquids price(***) ($/b)	Average gas price ($/Mbtu)(***)	ERMI(*) ($/t)(**)
First quarter 2018	1.23	66.8	60.3	4.73	25.6
Fourth quarter 2017	1.18	61.3	57.6	4.23	35.5
Third quarter 2017	1.17	52.1	48.9	4.05	48.2
Second quarter 2017	1.10	49.6	45.1	3.93	41.0
First quarter 2017	1.06	53.7	49.2	4.10	38.9

(*)	European Refining Margin Indicator (“ERMI”) is a Group indicator intended to represent the margin after variable costs for a hypothetical complex refinery located around Rotterdam in Northern Europe that processes a mix of crude oil and other inputs commonly supplied to this region to produce and market the main refined products at prevailing prices in this region. The indicator margin may not be representative of the actual margins achieved by the Group in any period because of the Group’s particular refinery configurations, product mix effects or other company-specific operating conditions.
(**)	$1/t = $0.136/b.
(***)	Consolidated subsidiaries, excluding fixed margin contracts, including hydrocarbon production overlifting/underlifting position valued at market price.

Disclaimer: data is based on TOTAL’s reporting, is not audited and is subject to change.

13

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

(M$) (a)	1st quarter 2018	4th quarter 2017	1st quarter 2017

Sales	49,611	47,351	41,183
Excise taxes	(6,319)	(5,909)	(5,090)
Revenues from sales	43,292	41,442	36,093

Purchases, net of inventory variation	(29,446)	(27,659)	(23,987)
Other operating expenses	(6,937)	(6,586)	(6,166)
Exploration costs	(204)	(287)	(197)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,916)	(5,691)	(4,579)
Other income	523	512	2,325
Other expense	(190)	(570)	(291)

Financial interest on debt	(390)	(352)	(331)
Financial income and expense from cash & cash equivalents	(41)	(45)	(11)
Cost of net debt	(431)	(397)	(342)

Other financial income	240	240	228
Other financial expense	(170)	(159)	(160)

Net income (loss) from equity affiliates	484	657	548

Income taxes	(1,596)	(772)	(693)
Consolidated net income	2,649	730	2,779
Group share	2,636	1,021	2,849
Non-controlling interests	13	(291)	(70)
Earnings per share ($)	1.00	0.37	1.14
Fully-diluted earnings per share ($)	0.99	0.37	1.13
(a)	Except for per share amounts.
14

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

(M$)	1st quarter 2018	4th quarter 2017	1st quarter 2017

Consolidated net income	2,649	730	2,779

Other comprehensive income

Actuarial gains and losses	25	794	126
Change in fair value of investments in equity instruments	7	—	—
Tax effect	2	(373)	(41)
Currency translation adjustment generated by the parent company	2,131	1,432	940
Items not potentially reclassifiable to profit and loss	2,165	1,853	1,025
Currency translation adjustment	(362)	(585)	(200)
Available for sale financial assets	—	3	(1)
Cash flow hedge	178	174	113
Variation of foreign currency basis spread	(29)	—	—
Share of other comprehensive income of equity affiliates, net amount	(168)	(5)	331
Other	—	—	3
Tax effect	(48)	(49)	(39)
Items potentially reclassifiable to profit and loss	(429)	(462)	207
Total other comprehensive income (net amount)	1,736	1,391	1,232

Comprehensive income	4,385	2,121	4,011
Group share	4,356	2,385	4,074
Non-controlling interests	29	(264)	(63)
15

CONSOLIDATED BALANCE SHEET

TOTAL

(M$)	March 31, 2018 (unaudited)	December 31, 2017	March 31, 2017 (unaudited)

ASSETS

Non-current assets
Intangible assets, net	24,502	14,587	14,048
Property, plant and equipment, net	116,181	109,397	111,100
Equity affiliates : investments and loans	22,332	22,103	21,638
Other investments	1,710	1,727	1,381
Non-current financial assets	1,154	679	877
Deferred income taxes	5,519	5,206	4,766
Other non-current assets	3,633	3,984	4,114
Total non-current assets	175,031	157,683	157,924

Current assets
Inventories, net	17,006	16,520	14,985
Accounts receivable, net	17,774	14,893	12,235
Other current assets	14,824	14,210	13,955
Current financial assets	2,289	3,393	3,971
Cash and cash equivalents	30,092	33,185	27,526
Assets classified as held for sale	—	2,747	413
Total current assets	81,985	84,948	73,085
Total assets	257,016	242,631	231,009

LIABILITIES & SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common shares	8,207	7,882	7,667
Paid-in surplus and retained earnings	120,559	112,040	109,583
Currency translation adjustment	(6,413)	(7,908)	(12,819)
Treasury shares	(1,166)	(458)	(600)
Total shareholders’ equity - Group share	121,187	111,556	103,831
Non-controlling interests	2,499	2,481	2,823
Total shareholders’ equity	123,686	114,037	106,654

Non-current liabilities
Deferred income taxes	11,943	10,828	10,936
Employee benefits	3,796	3,735	3,711
Provisions and other non-current liabilities	19,268	15,986	16,714
Non-current financial debt	40,257	41,340	42,017
Total non-current liabilities	75,264	71,889	73,378

Current liabilities
Accounts payable	24,836	26,479	21,633
Other creditors and accrued liabilities	17,952	17,779	15,151
Current borrowings	14,909	11,096	13,582
Other current financial liabilities	369	245	277
Liabilities directly associated with the assets classified as held for sale	—	1,106	334
Total current liabilities	58,066	56,705	50,977
Total liabilities & shareholders’ equity	257,016	242,631	231,009
16

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M$)	1st quarter 2018	4th quarter 2017	1st quarter 2017

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	2,649	730	2,779
Depreciation, depletion, amortization and impairment	3,046	5,857	4,660
Non-current liabilities, valuation allowances and deferred taxes	114	(44)	(197)
(Gains) losses on disposals of assets	(125)	(71)	(2,232)
Undistributed affiliates’ equity earnings	(259)	(54)	(295)
(Increase) decrease in working capital	(3,222)	2,206	(54)
Other changes, net	(122)	(9)	40
Cash flow from operating activities	2,081	8,615	4,701

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(5,665)	(4,662)	(2,678)
Acquisitions of subsidiaries, net of cash acquired	(726)	(3)	(319)
Investments in equity affiliates and other securities	(162)	(231)	(523)
Increase in non-current loans	(171)	(207)	(158)
Total expenditures	(6,724)	(5,103)	(3,678)
Proceeds from disposals of intangible assets and property, plant and equipment	1,978	901	6
Proceeds from disposals of subsidiaries, net of cash sold	3	213	2,696
Proceeds from disposals of non-current investments	188	5	9
Repayment of non-current loans	416	348	187
Total divestments	2,585	1,467	2,898
Cash flow used in investing activities	(4,139)	(3,636)	(780)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	9	33	15
- Treasury shares	(558)	—	—
Dividends paid:
- Parent company shareholders	(1,516)	(643)	(538)
- Non-controlling interests	(12)	(54)	(15)
Issuance of perpetual subordinated notes	—	—	—
Payments on perpetual subordinated notes	(150)	(57)	(129)
Other transactions with non-controlling interests	—	(2)	—
Net issuance (repayment) of non-current debt	(2,480)	1,531	56
Increase (decrease) in current borrowings	1,707	(878)	(1,413)
Increase (decrease) in current financial assets and liabilities	1,155	(916)	658
Cash flow used in financing activities	(1,845)	(986)	(1,366)
Net increase (decrease) in cash and cash equivalents	(3,903)	3,993	2,555
Effect of exchange rates	810	609	374
Cash and cash equivalents at the beginning of the period	33,185	28,583	24,597
Cash and cash equivalents at the end of the period	30,092	33,185	27,526
17

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TOTAL

(unaudited)

	Common shares issued		Paid-in		Treasury shares
(M$)	Number	Amount	surplus and retained earnings	Currency translation adjustment	Number	Amount	Shareholders’ equity - Group share	Non- controlling interests	Total shareholders’ equity
As of January 1, 2017	2,430,365,862	7,604	105,547	(13,871)	(10,587,822)	(600)	98,680	2,894	101,574
Net income of the first quarter 2017	—	—	2,849	—	—	—	2,849	(70)	2,779
Other comprehensive Income	—	—	173	1,052	—	—	1,225	7	1,232
Comprehensive Income	—	—	3,022	1,052	—	—	4,074	(63)	4,011
Dividend	—	—	—	—	—	—	—	(15)	(15)
Issuance of common shares	23,571,852	63	987	—	—	—	1,050	—	1,050
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	—	—	—	—	—	—	—
Share-based payments	—	—	44	—	—	—	44	—	44
Share cancellation	—	—	—	—	—	—	—	—	—
Issuance of perpetual subordinated notes	—	—	—	—	—	—	—	—	—
Payments on perpetual subordinated notes	—	—	(69)	—	—	—	(69)	—	(69)
Other operations with non-controlling interests	—	—	(6)	—	—	—	(6)	6	—
Other items	—	—	58	—	—	—	58	1	59
As of march 31, 2017	2,453,937,714	7,667	109,583	(12,819)	(10,587,822)	(600)	103,831	2,823	106,654
Net income from April 1 to December 31, 2017	—	—	5,782	—	—	—	5,782	(262)	5,520
Other comprehensive Income	—	—	545	4,911	—	—	5,456	37	5,493
Comprehensive Income	—	—	6,327	4,911	—	—	11,238	(225)	11,013
Dividend	—	—	(6,992)	—	—	—	(6,992)	(126)	(7,118)
Issuance of common shares	75,051,902	215	3,444	—	—	—	3,659	—	3,659
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	(142)	—	2,211,066	142	—	—	—
Share-based payments	—	—	107	—	—	—	107	—	107
Share cancellation	—	—	—	—	—	—	—	—	—
Issuance of perpetual subordinated notes	—	—	—	—	—	—	—	—	—
Payments on perpetual subordinated notes	—	—	(233)	—	—	—	(233)	—	(233)
Other operations with non-controlling interests	—	—	(2)	—	—	—	(2)	(2)	(4)
Other items	—	—	(52)	—	—	—	(52)	11	(41)
As of December 31, 2017	2,528,989,616	7,882	112,040	(7,908)	(8,376,756)	(458)	111,556	2,481	114,037
Net income of the first quarter 2018	—	—	2,636	—	—	—	2,636	13	2,649
Other comprehensive Income	—	—	225	1,495	—	—	1,720	16	1,736
Comprehensive Income	—	—	2,861	1,495	—	—	4,356	29	4,385
Dividend	—	—	—	—	—	—	—	(12)	(12)
Issuance of common shares	104,830,551	325	5,675	—	—	—	6,000	—	6,000
Purchase of treasury shares	—	—	—	—	(12,471,369)	(708)	(708)	—	(708)
Sale of treasury shares (1)	—	—	—	—	—	—	—	—	—
Share-based payments	—	—	129	—	—	—	129	—	129
Share cancellation	—	—	—	—	—	—	—	—	—
Issuance of perpetual subordinated notes	—	—	—	—	—	—	—	—	—
Payments on perpetual subordinated notes	—	—	(81)	—	—	—	(81)	—	(81)
Other operations with non-controlling interests	—	—	(4)	—	—	—	(4)	4	—
Other items	—	—	(61)	—	—	—	(61)	(3)	(64)
As of march 31, 2018	2,633,820,167	8,207	120,559	(6,413)	(20,848,125)	(1,166)	121,187	2,499	123,686

(1) Treasury shares related to the restricted stock grants.

18

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

1st quarter 2018 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	2,467	4,091	21,739	21,308	6	—	49,611
Intersegment sales	6,924	468	7,956	198	97	(15,643)	—
Excise taxes	—	—	(847)	(5,472)	—	—	(6,319)
Revenues from sales	9,391	4,559	28,848	16,034	103	(15,643)	43,292
Operating expenses	(4,045)	(4,526)	(27,879)	(15,503)	(277)	15,643	(36,587)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,350)	(70)	(313)	(174)	(9)	—	(2,916)
Operating income	2,996	(37)	656	357	(183)	—	3,789
Net income (loss) from equity affiliates and other items	641	34	128	86	(2)	—	887
Tax on net operating income	(1,550)	(15)	(104)	(103)	96	—	(1,676)
Net operating income	2,087	(18)	680	340	(89)	—	3,000
Net cost of net debt							(351)
Non-controlling interests							(13)
Net income - group share							2,636

1st quarter 2018 (adjustments) (a) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	—	(11)	—	—	—	—	(11)
Intersegment sales	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—
Revenues from sales	—	(11)	—	—	—	—	(11)
Operating expenses	(53)	(92)	(38)	(29)	(9)	—	(221)
Depreciation, depletion and impairment of tangible assets and mineral interests	—	(22)	—	—	—	—	(22)
Operating income (b)	(53)	(125)	(38)	(29)	(9)	—	(254)
Net income (loss) from equity affiliates and other items	(101)	(11)	(21)	(1)	—	—	(134)
Tax on net operating income	58	3	19	3	—	—	83
Net operating income (b)	(96)	(133)	(40)	(27)	(9)	—	(305)
Net cost of net debt							(10)
Non-controlling interests							67
Net income - group share							(248)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	—	—	(38)	(29)	—
On net operating income	—	—	(23)	(27)	—

1st quarter 2018 (adjusted) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	2,467	4,102	21,739	21,308	6	—	49,622
Intersegment sales	6,924	468	7,956	198	97	(15,643)	—
Excise taxes	—	—	(847)	(5,472)	—	—	(6,319)
Revenues from sales	9,391	4,570	28,848	16,034	103	(15,643)	43,303
Operating expenses	(3,992)	(4,434)	(27,841)	(15,474)	(268)	15,643	(36,366)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,350)	(48)	(313)	(174)	(9)	—	(2,894)
Adjusted operating income	3,049	88	694	386	(174)	—	4,043
Net income (loss) from equity affiliates and other items	742	45	149	87	(2)	—	1,021
Tax on net operating income	(1,608)	(18)	(123)	(106)	96	—	(1,759)
Adjusted net operating income	2,183	115	720	367	(80)	—	3,305
Net cost of net debt							(341)
Non-controlling interests							(80)
Adjusted net income - group share							2,884

1st quarter 2018 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	5,871	249	332	228	44	—	6,724
Total divestments	2,251	78	25	228	3	—	2,585
Cash flow from operating activities (*)	3,569	(179)	(1,109)	(60)	(140)	—	2,081

(*)	As of January 1st, 2018, for a better reflection of the operating performance of the segments, financial expenses were all transferred to the Corporate segment. 2017 comparative information have been restated.
19

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

4th quarter 2017 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	2,185	4,083	20,661	20,419	3	—	47,351
Intersegment sales	6,506	311	7,890	207	90	(15,004)	—
Excise taxes	—	—	(828)	(5,081)	—	—	(5,909)
Revenues from sales	8,691	4,394	27,723	15,545	93	(15,004)	41,442
Operating expenses	(3,806)	(4,385)	(26,191)	(14,849)	(305)	15,004	(34,532)
Depreciation, depletion and impairment of tangible assets and mineral interests	(4,890)	(319)	(284)	(185)	(13)	—	(5,691)
Operating income	(5)	(310)	1,248	511	(225)	—	1,219
Net income (loss) from equity affiliates and other items	348	51	199	76	6	—	680
Tax on net operating income	(537)	(86)	(67)	(157)	55	—	(792)
Net operating income	(194)	(345)	1,380	430	(164)	—	1,107
Net cost of net debt							(377)
Non-controlling interests							291
Net income - group share							1,021

4th quarter 2017 (adjustments) (a) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	—	21	—	—	—	—	21
Intersegment sales	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—
Revenues from sales	—	21	—	—	—	—	21
Operating expenses	—	(243)	355	33	—	—	145
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,382)	(266)	(3)	(10)	—	—	(2,661)
Operating income (b)	(2,382)	(488)	352	23	—	—	(2,495)
Net income (loss) from equity affiliates and other items	(112)	(22)	9	(19)	—	—	(144)
Tax on net operating income	495	(67)	133	(10)	(136)	—	415
Net operating income (b)	(1,999)	(577)	494	(6)	(136)	—	(2,224)
Net cost of net debt							(8)
Non-controlling interests							381
Net income - group share							(1,851)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	—	—	423	31	—
On net operating income	—	—	354	11	—

4th quarter 2017 (adjusted) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	2,185	4,062	20,661	20,419	3	—	47,330
Intersegment sales	6,506	311	7,890	207	90	(15,004)	—
Excise taxes	—	—	(828)	(5,081)	—	—	(5,909)
Revenues from sales	8,691	4,373	27,723	15,545	93	(15,004)	41,421
Operating expenses	(3,806)	(4,142)	(26,546)	(14,882)	(305)	15,004	(34,677)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,508)	(53)	(281)	(175)	(13)	—	(3,030)
Adjusted operating income	2,377	178	896	488	(225)	—	3,714
Net income (loss) from equity affiliates and other items	460	73	190	95	6	—	824
Tax on net operating income	(1,032)	(19)	(200)	(147)	191	—	(1,207)
Adjusted net operating income	1,805	232	886	436	(28)	—	3,331
Net cost of net debt							(369)
Non-controlling interests							(90)
Adjusted net income - group share							2,872

4th quarter 2017 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	3,490	306	710	570	27	—	5,103
Total divestments	1,334	46	36	45	6	—	1,467
Cash flow from operating activities (*)	4,174	667	3,030	1,015	(271)	—	8,615

(*)	As of January 1st, 2018, for a better reflection of the operating performance of the segments, financial expenses were all transferred to the Corporate segment. 2017 comparative information have been restated.
20

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

1st quarter 2017 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	2,103	3,197	18,574	17,298	11	—	41,183
Intersegment sales	5,548	309	6,346	274	105	(12,582)	—
Excise taxes	—	—	(701)	(4,389)	—	—	(5,090)
Revenues from sales	7,651	3,506	24,219	13,183	116	(12,582)	36,093
Operating expenses	(3,687)	(3,469)	(22,878)	(12,665)	(233)	12,582	(30,350)
Depreciation, depletion and impairment of tangible assets and mineral interests	(4,068)	(72)	(287)	(144)	(8)	—	(4,579)
Operating income	(104)	(35)	1,054	374	(125)	—	1,164
Net income (loss) from equity affiliates and other items	190	(45)	2,453	30	22	—	2,650
Tax on net operating income	(439)	(37)	(356)	(108)	171	—	(769)
Net operating income	(353)	(117)	3,151	296	68	—	3,045
Net cost of net debt							(266)
Non-controlling interests							70
Net income - group share							2,849

1st quarter 2017 (adjustments) (a) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	—	—	—	—	—	—	—
Intersegment sales	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—
Revenues from sales	—	—	—	—	—	—	—
Operating expenses	—	(89)	57	(15)	—	—	(47)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,854)	(26)	(50)	—	—	—	(1,930)
Operating income (b)	(1,854)	(115)	7	(15)	—	—	(1,977)
Net income (loss) from equity affiliates and other items	(210)	(63)	2,209	5	—	—	1,941
Tax on net operating income	329	—	(88)	5	—	—	246
Net operating income (b)	(1,735)	(178)	2,128	(5)	—	—	210
Net cost of net debt							(7)
Non-controlling interests							88
Net income - group share							291

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	—	—	83	(15)	—
On net operating income	—	—	58	(5)	—

1st quarter 2017 (adjusted) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	2,103	3,197	18,574	17,298	11	—	41,183
Intersegment sales	5,548	309	6,346	274	105	(12,582)	—
Excise taxes	—	—	(701)	(4,389)	—	—	(5,090)
Revenues from sales	7,651	3,506	24,219	13,183	116	(12,582)	36,093
Operating expenses	(3,687)	(3,380)	(22,935)	(12,650)	(233)	12,582	(30,303)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,214)	(46)	(237)	(144)	(8)	—	(2,649)
Adjusted operating income	1,750	80	1,047	389	(125)	—	3,141
Net income (loss) from equity affiliates and other items	400	18	244	25	22	—	709
Tax on net operating income	(768)	(37)	(268)	(113)	171	—	(1,015)
Adjusted net operating income	1,382	61	1,023	301	68	—	2,835
Net cost of net debt							(259)
Non-controlling interests							(18)
Adjusted net income - group share							2,558

1st quarter 2017 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	2,636	315	266	439	22	—	3,678
Total divestments	113	4	2,740	36	5	—	2,898
Cash flow from operating activities (*)	2,801	140	1,762	331	(333)	—	4,701

(*)	As of January 1st, 2018, for a better reflection of the operating performance of the segments, financial expenses were all transferred to the Corporate segment. 2017 comparative information have been restated.
21

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

(unaudited)

1st quarter 2018 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income

Sales	49,622	(11)	49,611
Excise taxes	(6,319)	—	(6,319)
Revenues from sales	43,303	(11)	43,292

Purchases, net of inventory variation	(29,360)	(86)	(29,446)
Other operating expenses	(6,802)	(135)	(6,937)
Exploration costs	(204)	—	(204)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,894)	(22)	(2,916)
Other income	374	149	523
Other expense	(60)	(130)	(190)

Financial interest on debt	(380)	(10)	(390)
Financial income and expense from cash & cash equivalents	(41)	—	(41)
Cost of net debt	(421)	(10)	(431)

Other financial income	240	—	240
Other financial expense	(170)	—	(170)

Net income (loss) from equity affiliates	637	(153)	484

Income taxes	(1,679)	83	(1,596)
Consolidated net income	2,964	(315)	2,649
Group share	2,884	(248)	2,636
Non-controlling interests	80	(67)	13

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

1st quarter 2017 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income

Sales	41,183	—	41,183
Excise taxes	(5,090)	—	(5,090)
Revenues from sales	36,093	—	36,093

Purchases, net of inventory variation	(23,990)	3	(23,987)
Other operating expenses	(6,116)	(50)	(6,166)
Exploration costs	(197)	—	(197)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,649)	(1,930)	(4,579)
Other income	108	2,217	2,325
Other expense	(58)	(233)	(291)

Financial interest on debt	(324)	(7)	(331)
Financial income and expense from cash & cash equivalents	(11)	—	(11)
Cost of net debt	(335)	(7)	(342)

Other financial income	228	—	228
Other financial expense	(160)	—	(160)

Net income (loss) from equity affiliates	591	(43)	548

Income taxes	(939)	246	(693)
Consolidated net income	2,576	203	2,779
Group share	2,558	291	2,849
Non-controlling interests	18	(88)	(70)

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
22

TOTAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST THREE MONTHS OF 2018

(unaudited)

1) Accounting policies

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and IFRS as published by the International Accounting Standards Board (IASB).

The interim consolidated financial statements of TOTAL S.A. and its subsidiaries (the Group) as of March 31, 2018, are presented in U.S. dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.

The accounting principles applied for the consolidated financial statements at March 31, 2018, are consistent with those used for the financial statements at December 31, 2017, with the exception of those texts or amendments that must be applied for periods beginning January 1, 2018.

- First-time application of IFRS 15 “Revenue from Contracts with Customers”

The Group applied IFRS 15 as of January 1, 2018, without restating comparative information from past periods. The cumulative effect of the first application of the standard, recognized in equity as at January 1, 2018, is non-material.

The new standard does not lead to any material change in the accounting principles applied by the Group.

- First time application of IFRS 9 “Financial Instruments”

The Group applied IFRS 9 as of January 1, 2018 without restating comparative information from past periods. The impacts related to the first application of the standard, recognized in opening equity at January 1, 2018, are not material.

This standard has three components: classification and measurement of financial instruments, impairment of financial assets, and hedging transactions except macro hedging

The main changes induced by each component are the following:

1. The application of the “Classification and valuation of financial instruments” component led the Group to create a new non-recyclable component in its comprehensive income to record, from January 1, 2018, changes in the fair value of “Investments in equity instruments at the fair value through equity” previously classified as “Available-for-sale financial assets “under IAS 39.

2. The application of the “Impairment of financial assets” component has no significant impact for the Group on January 1, 2018.

3. The application of the “Hedging transactions” component led the Group to recognize in a separate component of the comprehensive income the changes in the Foreign Currency Basis Spread identified in the hedging relationships qualifying as a fair value hedge.

The application of the provisions of IFRS 9 “Financial Instruments” has no significant effect on the Group’s balance sheet, income statement and consolidated equity as of March 31, 2018.

The preparation of financial statements in accordance with IFRS for the closing as of March 31, 2018, requires the executive management to make estimates, assumptions and judgments that affect the information reported in the Consolidated Financial Statements and the Notes thereto.

These estimates, assumptions and judgments are based on historical experience and other factors believed to be reasonable at the date of preparation of the financial statements. They are reviewed on an on-going basis by management and therefore could be revised as circumstances change or as a result of new information.

23

Different estimates, assumptions and judgments could significantly affect the information reported, and actual results may differ from the amounts included in the Consolidated Financial Statements and the Notes thereto.

The main estimates, judgments and assumptions relate to the estimation of hydrocarbon reserves in application of the successful efforts method for the oil and gas activities, the impairment of assets, the employee benefits, the asset retirement obligations and the income taxes. These estimates and assumptions are described in the Notes to the Consolidated Financial Statements as of December 31, 2017.

Furthermore, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the management applies its judgment to define and apply accounting policies that provide information consistent with the general IFRS concepts: faithful representation, relevance and materiality.

2) Changes in the Group structure

2.1) Main acquisitions and divestments

Exploration & Production

•	On January 15, 2018, as part of the Strategic Alliance signed in March 2017, TOTAL announced the conclusion of transfer agreements from Petrobras to TOTAL:
o	35% of the rights, as well as the role of operator in the Lapa field,
o	22.5% of the rights of the Iara area.

The amount of this transaction is $ 1.95 billion.

The details of the acquisition are presented in Note 2.2 to the consolidated financial statements.

•	On March 1, 2018, TOTAL finalized the acquisition of Marathon Oil Libya Limited which holds a 16.33% stake in the Waha Concessions in Libya. This transaction amounts to $ 451 millions.

The details of the acquisition are presented in Note 2.2 to the consolidated financial statements.

•	On March 8, 2018, TOTAL announced the closing of the Maersk Oil acquisition signed on August 21, 2017. The integration of Maersk Oil, which holds a portfolio of high quality assets, largely complementary to those held by TOTAL, and mainly located in OECD countries, allows the Group to become the second largest operator in the North Sea.

The details of the acquisition are presented in Note 2.2 to the consolidated financial statements.

•	On March 15, 2018, TOTAL finalized the sale to Statoil of all of its interests in the Martin Linge field (51%) and the discovery of Garantiana (40%) on the Norwegian Continental Shelf.

•	On March 18, 2018, TOTAL was awarded participating interests in two Offshore Concessions on Umm Shaif & Nasr (20%) and Lower Zakum (5%) in return for the payment of a global bonus of $ 1.45 billion.

Marketing & Services

•	In January, 2018, the sale of the joint venture TotalErg (Erg 51%, TOTAL 49%) to the Italian company API was finalized.
24

2.2) Major business combinations

In accordance with IFRS 3, TOTAL is assessing the fair value of identifiable acquired assets, liabilities and contingent liabilities on the basis of available information. This assessment will be finalised within 12 months following the acquisition date.

Exploration & Production

•	Transfer of rights in the Lapa and Iara concessions in Brazil

On January 15, 2018 Petrobras transferred to TOTAL 35% of the rights of the Lapa field which was put in production in December 2016, with a 100,000 barrel per day capacity FPSO.

Petrobras also transferred to TOTAL 22.5% of the rights of the Iara area. Production in Iara is expected to start in 2018 and 2019 depending on the fields.

The acquisition cost amounts to $1,950 million.

In the balance sheet as of March 31, 2018, the provisional fair value of identifiable acquired assets, liabilities and contingent liabilities amounts to $1,950 million.

The provisional purchase price allocation is shown below :

($ million)	At the acquisition date
Intangible assets	1,072
Tangible assets	1,662
Other assets and liabilities	(119)
Net debt	(665)
Fair value of consideration transferred	1,950

•	Marathon Oil Lybia Limited

On March 1, 2018, TOTAL finalized the acquisition of Marathon Oil Libya Limited which holds a 16.33% stake in the Waha Concessions in Libya. The acquisition cost amounts to $451 million.

In the balance sheet as of March 31, 2018, the provisional fair value of identifiable acquired assets, liabilities and contingent liabilities amounts to $451 million.

The provisional purchase price allocation is shown below :

($ million)	At the acquisition date
Intangible assets	400
Tangible assets	118
Other assets and liabilities	(91)
Net debt	24
Fair value of consideration transferred	451
25

•	Maersk Oil

On March 8, 2018, TOTAL finalized the acquisition of Maersk Oil, following the signature of the « Share Transfer Agreement » on August 21, 2017.

The Group acquired all the voting rights of Maersk Oil & Gas A/S (Maersk Oil), a wholly owned subsidiary of A.P. Møller – Mærsk A/S (Maersk), for a purchase consideration of $5,741 million. This includes the fair value ($5,585 million) of 97,522,593 shares issued in exchange for all Maersk Oil shares, calculated using the market price of the company’s shares of 46.11 euros on the Euronext Paris Stock Exchange at its opening of business on March 8, 2018, and the amount of price adjustments ($156 million) paid on closing.

In the balance sheet as of March 31, 2018, the provisional fair value of identifiable acquired assets, liabilities and contingent liabilities amounts to $3,141 million.

The Group recognized a $2,600 million goodwill.

The provisional purchase price allocation is shown below:

($ million)	At the acquisition date
Goodwill	2,600
Intangible assets	4,298
Tangible assets	4,090
Other assets and liabilities	(3,323)
Including provision for site restitution	(2,095)
Including deferred tax	(783)
Net debt	(1,924)
Fair value of consideration transferred	5,741

3) Adjustment items

Description of the business segments

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL and which is reviewed by the main operational decision-making body of the Group, namely the Executive Committee.

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices between business segments approximate market prices.

The organization of the Group’s activities is structured around the four followings segments:

-	An Exploration & Production segment;

-	A Gas, Renewables & Power segment including downstream Gas activities, New Energies activities (excluding biotechnologies) and Energy Efficiency division;

-	A Refining & Chemicals segment constituting a major industrial hub comprising the activities of refining, petrochemicals and specialty chemicals. This segment also includes the activities of oil Supply, Trading and marine Shipping;

-	A Marketing & Services segment including the global activities of supply and marketing in the field of petroleum products;

In addition the Corporate segment includes holdings operating and financial activities.

26

Adjustment items

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items include:

(i)	Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii)	The inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii)	Effect of changes in fair value

The effect of changes in fair value presented as adjustment items reflects for some transactions differences between internal measure of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items and the effect of changes in fair value.

The detail of the adjustment items is presented in the table below.

ADJUSTMENTS TO OPERATING INCOME

(M$)		Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Total
1st quarter 2018	Inventory valuation effect	—	—	(38)	(29)	—	(67)
	Effect of changes in fair value	—	(11)	—	—	—	(11)
	Restructuring charges	(53)	—	—	—	—	(53)
	Asset impairment charges	—	(22)	—	—	—	(22)
	Other items	—	(92)	—	—	(9)	(101)
Total		(53)	(125)	(38)	(29)	(9)	(254)
1st quarter 2017	Inventory valuation effect	—	—	83	(15)	—	68
	Effect of changes in fair value	—	—	—	—	—	—
	Restructuring charges	—	—	—	—	—	—
	Asset impairment charges	(1,854)	(26)	(50)	—	—	(1,930)
	Other items	—	(89)	(26)	—	—	(115)
Total		(1,854)	(115)	7	(15)	—	(1,977)
27

ADJUSTMENTS TO NET INCOME, GROUP SHARE

(M$)		Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Total
1st quarter 2018	Inventory valuation effect	—	—	(24)	(21)	—	(45)
	Effect of changes in fair value	—	(8)	—	—	—	(8)
	Restructuring charges	(15)	(6)	—	—	—	(21)
	Asset impairment charges	—	(12)	—	—	—	(12)
	Gains (losses) on disposals of assets	(101)	—	—	—	—	(101)
	Other items	20	(55)	(17)	—	(9)	(61)
Total		(96)	(81)	(41)	(21)	(9)	(248)
1st quarter 2017	Inventory valuation effect	—	—	58	(3)	—	55
	Effect of changes in fair value	—	—	—	—	—	—
	Restructuring charges	—	(5)	—	—	—	(5)
	Asset impairment charges	(1,614)	(54)	(50)	—	—	(1,718)
	Gains (losses) on disposals of assets	—	—	2,139	—	—	2,139
	Other items	(94)	(67)	(19)	—	—	(180)
Total		(1,708)	(126)	2,128	(3)	—	291
28

4) Shareholders’ equity

Treasury shares (TOTAL shares held by TOTAL S.A.)

In accordance with the February 2018 announcements regarding the shareholder return policy over 2018-2020, TOTAL S.A. started share buybacks.

At March 31, 2018, TOTAL S.A. holds 20,848,125 of its own shares, representing 0.79% of its share capital, detailed as follows:

•	8,345,847 shares allocated to TOTAL share grant plans for Group employees;

•	30,909 shares intended to be allocated to new TOTAL share purchase option plans or to new share grant plans;

•	12,471,369 shares acquired during the first three months and intended to be canceled out of which:

o	9,820,488 shares definitively acquired,

o	2,650,881 shares corresponding to the portion not yet executed at March 31, 2018, of the share buyback for which the group is contractually bound.

These shares are deducted from the consolidated shareholders’ equity.

Dividend

For the fiscal year 2017, TOTAL S.A. already paid three quarterly interim dividends:

-	Payment of the first interim dividend for the fiscal year 2017 of €0.62 per share, decided by the Board of Directors on September 20, 2017, has been done in cash or in shares on October 12, 2017 (the ex-dividend date was September 25, 2017). The number of shares issued in lieu of the cash dividend was based on the dividend amount divided by €41.12 per share, equal to the average Euronext Paris opening price of the shares for the 20 trading days preceding the Board of the Directors meeting on September 20, 2017, reduced by the amount of the first interim dividend, with a 5% discount. On October 12, 2017, 25,633,559 shares have been issued at a price of €41.12 per share.

-	Payment of the second interim dividend for the fiscal year 2017 of €0.62 per share, decided by the Board of Directors on December 12, 2017, has been done in cash or in shares on January 11, 2018 (the ex-dividend date was December 19, 2017). The number of shares issued in lieu of the cash dividend was based on the dividend amount divided by €46.55 per share, equal to the average Euronext Paris opening price of the shares for the 20 trading days preceding the Board of Directors meeting, reduced by the amount of the second interim dividend, without any discount. On January 11, 2018, 7,087,904 shares have been issued at a price of €46.55 per share.

-	Payment of the three interim dividend for the fiscal year 2017 of €0.62 per share, decided by the Board of Directors on March 14, 2018, has been done in cash or in shares on April 9, 2018 (the ex-dividend date was March 19, 2018). The number of shares issued in lieu of the cash dividend was based on the dividend amount divided by €45.70 per share, equal to the average Euronext Paris opening price of the shares for the 20 trading days preceding the Board of Directors meeting, reduced by the amount of the second interim dividend, without any discount. On April 9, 2018, 15,559,601 shares have been issued at a price of €45.70 per share.

A resolution will be submitted at the shareholders’ meeting on June 1, 2018, to pay a dividend of €2.48 per share for the 2017 fiscal year, as a balance of €0.62 per share to be distributed after deducting the three quarterly interim dividends of €0.62 per share that have already been paid.

The Board of Directors, during its April 25, 2018, meeting, decided to set the first quarterly interim dividend for the fiscal year 2018 at €0.64 per share. This interim dividend will be paid in cash or in shares on October 12, 2018 (the ex-dividend date will be September 25, 2018).

29

Earnings per share in Euro

Earnings per share in Euro, calculated from the earnings per share in U.S. dollars converted at the average Euro/USD exchange rate for the period, amounted to €0.81 per share for the 1st quarter 2018 (€0.29 per share for the 4th quarter 2017 and €1.07 per share for the 1st quarter 2017). Diluted earnings per share calculated using the same method amounted to €0.81 per share for the 1st quarter 2018 (€0.28 per share for the 4th quarter 2017 and €1.06 per share for the 1st quarter 2017).

Earnings per share are calculated after remuneration of perpetual subordinated notes.

30

Other comprehensive income

Detail of other comprehensive income showing items reclassified from equity to net income is presented in the table below:

(M$)	1st quarter 2018		1st quarter 2017
Actuarial gains and losses		25		126

Change in fair value of investments in equity instruments		7		—

Tax effect		2		(41)
Currency translation adjustment generated by the parent company		2,131		940
Sub-total items not potentially reclassifiable to profit and loss		2,165		1,025

Currency translation adjustment		(362)		(200)
- unrealized gain/(loss) of the period	(254)		(228)
- less gain/(loss) included in net income	108		(28)

Available for sale financial assets		—		(1)
- unrealized gain/(loss) of the period	—		(1)
- less gain/(loss) included in net income	—		—

Cash flow hedge		178		113
- unrealized gain/(loss) of the period	214		98
- less gain/(loss) included in net income	36		(15)

Variation of foreign currency basis spread		(29)		—

- unrealized gain/(loss) of the period	(29)		—
- less gain/(loss) included in net income	—		—

Share of other comprehensive income of equity affiliates, net amount		(168)		331
- unrealized gain/(loss) of the period	(129)		331
- less gain/(loss) included in net income	39		—

Other		—		3

Tax effect		(48)		(39)

Sub-total items potentially reclassifiable to profit and loss		(429)		207
Total other comprehensive income, net amount		1,736		1,232
31

Tax effects relating to each component of other comprehensive income are as follows:

	1st quarter 2018			1st quarter 2017
(M$)	Pre-tax amount	Tax effect	Net amount	Pre-tax amount	Tax effect	Net amount
Actuarial gains and losses	25	4	29	126	(41)	85

Change in fair value of investments in equity instruments	7	(2)	5	—	—	—

Currency translation adjustment generated by the parent company	2,131	—	2,131	940	—	940
Sub-total items not potentially reclassifiable to profit and loss	2,163	2	2,165	1,066	(41)	1,025

Currency translation adjustment	(362)	—	(362)	(200)	—	(200)
Available for sale financial assets	—	—	—	(1)	—	(1)
Cash flow hedge	178	(58)	120	113	(39)	74

Variation of foreign currency basis spread	(29)	10	(19)	—	—	—
Share of other comprehensive income of equity affiliates, net amount	(168)	—	(168)	331	—	331
Other	—	—	—	3	—	3
Sub-total items potentially reclassifiable to profit and loss	(381)	(48)	(429)	246	(39)	207
Total other comprehensive income	1,782	(46)	1,736	1,312	(80)	1,232

5) Financial debt

The Group has not issued any bond during the first three months of 2018.

The Group reimbursed bonds during the first three months of 2018:

- Bond 1,45% 2013-2018 (USD 1,000 million)

6) Related parties

The related parties are principally equity affiliates and non-consolidated investments. There were no major changes concerning transactions with related parties during the first three months of 2018.

32

7) Other risks and contingent liabilities

TOTAL is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the Group.

Alitalia

In the Marketing & Services segment, a civil proceeding was initiated in Italy, in 2013, against TOTAL S.A. and its subsidiary Total Aviazione Italia Srl before the competent Italian civil court. The plaintiff claims against TOTAL S.A., its subsidiary and other third parties, damages that it estimates to be nearly €908 million. This proceeding follows practices that had been condemned by the Italian competition authority in 2006. The parties have exchanged preliminary findings and a request for an expert opinion has been approved by the court. The existence and the assessment of the alleged damages in this procedure involving multiple defendants remain contested.

FERC

The Office of Enforcement of the U.S. Federal Energy Regulatory Commission (FERC) began in 2015 an investigation in connection with the natural gas trading activities in the United States of Total Gas & Power North America, Inc. (TGPNA), a U.S. subsidiary of the Group. The investigation covered transactions made by TGPNA between June 2009 and June 2012 on the natural gas market. TGPNA received a Notice of Alleged Violations from FERC on September 21, 2015. On April 28, 2016, FERC issued an order to show cause to TGPNA and two of its former employees, and to TOTAL S.A. and Total Gas & Power Ltd., regarding the same facts. TGPNA contests the claims brought against it.

A class action has been launched to seek damages from these three companies and was dismissed by a judgment of the U.S. District court of New York issued on March 15, 2017. The claimants appealed this judgment.

Yemen

Due to the security conditions in the vicinity of Balhaf, Yemen LNG, in which the Group holds a stake of 39.62%, stopped its commercial production and export of LNG in April 2015, when it declared Force Majeure to its various stakeholders. The plant is in a preservation mode.

33

8) Information by business segment

1 st quarter 2018 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	2,467	4,091	21,739	21,308	6	—	49,611
Intersegment sales	6,924	468	7,956	198	97	(15,643)	—
Excise taxes	—	—	(847)	(5,472)	—	—	(6,319)
Revenues from sales	9,391	4,559	28,848	16,034	103	(15,643)	43,292
Operating expenses	(4,045)	(4,526)	(27,879)	(15,503)	(277)	15,643	(36,587)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,350)	(70)	(313)	(174)	(9)	—	(2,916)
Operating income	2,996	(37)	656	357	(183)	—	3,789
Net income (loss) from equity affiliates and other items	641	34	128	86	(2)	—	887
Tax on net operating income	(1,550)	(15)	(104)	(103)	96	—	(1,676)
Net operating income	2,087	(18)	680	340	(89)	—	3,000
Net cost of net debt							(351)
Non-controlling interests							(13)
Net income - group share							2,636

1 st quarter 2018 (adjustments)(a) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	—	(11)	—	—	—	—	(11)
Intersegment sales	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—
Revenues from sales	—	(11)	—	—	—	—	(11)
Operating expenses	(53)	(92)	(38)	(29)	(9)	—	(221)
Depreciation, depletion and impairment of tangible assets and mineral interests	—	(22)	—	—	—	—	(22)
Operating income(b)	(53)	(125)	(38)	(29)	(9)	—	(254)
Net income (loss) from equity affiliates and other items	(101)	(11)	(21)	(1)	—	—	(134)
Tax on net operating income	58	3	19	3	—	—	83
Net operating income(b)	(96)	(133)	(40)	(27)	(9)	—	(305)
Net cost of net debt							(10)
Non-controlling interests							67
Net income - group share							(248)

(a)Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b)Of which inventory valuation effect

- On operating income	—	—	(38)	(29)	—
- On net operating income	—	—	(23)	(27)	—
34

1 st quarter 2018 (adjusted) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	2,467	4,102	21,739	21,308	6	—	49,622
Intersegment sales	6,924	468	7,956	198	97	(15,643)	—
Excise taxes	—	—	(847)	(5,472)	—	—	(6,319)
Revenues from sales	9,391	4,570	28,848	16,034	103	(15,643)	43,303
Operating expenses	(3,992)	(4,434)	(27,841)	(15,474)	(268)	15,643	(36,366)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,350)	(48)	(313)	(174)	(9)	—	(2,894)
Adjusted operating income	3,049	88	694	386	(174)	—	4,043
Net income (loss) from equity affiliates and other items	742	45	149	87	(2)	—	1,021
Tax on net operating income	(1,608)	(18)	(123)	(106)	96	—	(1,759)
Adjusted net operating income	2,183	115	720	367	(80)	—	3,305
Net cost of net debt							(341)
Non-controlling interests							(80)
Adjusted net income - group share							2,884

1 st quarter 2018 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	5,871	249	332	228	44	—	6,724
Total divestments	2,251	78	25	228	3	—	2,585
Cash flow from operating activities (*)	3,569	(179)	(1,109)	(60)	(140)	—	2,081
(*)	As of January 1st, 2018, for a better reflection of the operating performance of the segments, financial expenses were all transferred to the Corporate segment. 2017 comparative information have been restated.
35

1 st quarter 2017 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	2,103	3,197	18,574	17,298	11	—	41,183
Intersegment sales	5,548	309	6,346	274	105	(12,582)	—
Excise taxes	—	—	(701)	(4,389)	—	—	(5,090)
Revenues from sales	7,651	3,506	24,219	13,183	116	(12,582)	36,093
Operating expenses	(3,687)	(3,469)	(22,878)	(12,665)	(233)	12,582	(30,350)
Depreciation, depletion and impairment of tangible assets and mineral interests	(4,068)	(72)	(287)	(144)	(8)	—	(4,579)
Operating income	(104)	(35)	1,054	374	(125)	—	1,164
Net income (loss) from equity affiliates and other items	190	(45)	2,453	30	22	—	2,650
Tax on net operating income	(439)	(37)	(356)	(108)	171	—	(769)
Net operating income	(353)	(117)	3,151	296	68	—	3,045
Net cost of net debt							(266)
Non-controlling interests							70
Net income - group share							2,849

1 st quarter 2017 (adjustments)(a) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	—	—	—	—	—	—	—
Intersegment sales	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—
Revenues from sales	—	—	—	—	—	—	—
Operating expenses	—	(89)	57	(15)	—	—	(47)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,854)	(26)	(50)	—	—	—	(1,930)
Operating income(b)	(1,854)	(115)	7	(15)	—	—	(1,977)
Net income (loss) from equity affiliates and other items	(210)	(63)	2,209	5	—	—	1,941
Tax on net operating income	329	—	(88)	5	—	—	246
Net operating income(b)	(1,735)	(178)	2,128	(5)	—	—	210
Net cost of net debt							(7)
Non-controlling interests							88
Net income - group share							291

(a)Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b)Of which inventory valuation effect

- On operating income	—	—	83	(15)	—
- On net operating income	—	—	58	(5)	—
36

1 st quarter 2017 (adjusted) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	2,103	3,197	18,574	17,298	11	—	41,183
Intersegment sales	5,548	309	6,346	274	105	(12,582)	—
Excise taxes	—	—	(701)	(4,389)	—	—	(5,090)
Revenues from sales	7,651	3,506	24,219	13,183	116	(12,582)	36,093
Operating expenses	(3,687)	(3,380)	(22,935)	(12,650)	(233)	12,582	(30,303)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,214)	(46)	(237)	(144)	(8)	—	(2,649)
Adjusted operating income	1,750	80	1,047	389	(125)	—	3,141
Net income (loss) from equity affiliates and other items	400	18	244	25	22	—	709
Tax on net operating income	(768)	(37)	(268)	(113)	171	—	(1,015)
Adjusted net operating income	1,382	61	1,023	301	68	—	2,835
Net cost of net debt							(259)
Non-controlling interests							(18)
Adjusted net income - group share							2,558

1 st quarter 2017 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	2,636	315	266	439	22	—	3,678
Total divestments	113	4	2,740	36	5	—	2,898
Cash flow from operating activities (*)	2,801	140	1,762	331	(333)	—	4,701
(*)	As of January 1st, 2018, for a better reflection of the operating performance of the segments, financial expenses were all transferred to the Corporate segment. 2017 comparative information have been restated.
37

9) Reconciliation of the information by business segment with consolidated financial statements

1 st quarter 2018 (M$)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	49,622	(11)	49,611
Excise taxes	(6,319)	—	(6,319)
Revenues from sales	43,303	(11)	43,292

Purchases net of inventory variation	(29,360)	(86)	(29,446)
Other operating expenses	(6,802)	(135)	(6,937)
Exploration costs	(204)	—	(204)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,894)	(22)	(2,916)
Other income	374	149	523
Other expense	(60)	(130)	(190)

Financial interest on debt	(380)	(10)	(390)
Financial income and expense from cash & cash equivalents	(41)	—	(41)
Cost of net debt	(421)	(10)	(431)

Other financial income	240	—	240
Other financial expense	(170)	—	(170)

Net income (loss) from equity affiliates	637	(153)	484

Income taxes	(1,679)	83	(1,596)
Consolidated net income	2,964	(315)	2,649
Group share	2,884	(248)	2,636
Non-controlling interests	80	(67)	13

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

1 st quarter 2017 (M$)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	41,183	—	41,183
Excise taxes	(5,090)	—	(5,090)
Revenues from sales	36,093	—	36,093

Purchases net of inventory variation	(23,990)	3	(23,987)
Other operating expenses	(6,116)	(50)	(6,166)
Exploration costs	(197)	—	(197)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,649)	(1,930)	(4,579)
Other income	108	2,217	2,325
Other expense	(58)	(233)	(291)

Financial interest on debt	(324)	(7)	(331)
Financial income and expense from cash & cash equivalents	(11)	—	(11)
Cost of net debt	(335)	(7)	(342)

Other financial income	228	—	228
Other financial expense	(160)	—	(160)

Net income (loss) from equity affiliates	591	(43)	548

Income taxes	(939)	246	(693)
Consolidated net income	2,576	203	2,779
Group share	2,558	291	2,849
Non-controlling interests	18	(88)	(70)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

38

10) Post-closing and other events

Exploration & Production

•	On April 11, 2018, TOTAL announced the acquisition of several assets located in the Gulf of Mexico as part of the Cobalt International Energy company’s bankruptcy auction sale.
39